UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Titles of Class of Securities)

03168L105

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,150,947 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 12,150,947 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,947 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 4,109,589 Class A Shares (as defined herein) currently held and (ii) 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares (as defined herein).

**	The calculation assumes that there is a total of 122,736,839 Class A Shares outstanding, which includes (i) the 114,695,481 Class A Shares outstanding as of May 4, 2018, as reported in the Issuer’s Final Prospectus filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2018 and (ii) the 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares.

CUSIP No. 03168L105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,150,947 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,150,947 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,947 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 4,109,589 Class A Shares currently held and (ii) 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares.

**	The calculation assumes that there is a total of 122,736,839 Class A Shares outstanding, which includes (i) the 114,695,481 Class A Shares outstanding as of May 4, 2018, as reported in the Issuer’s Final Prospectus filed with the Commission on May 10, 2018 and (ii) the 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares.

CUSIP No. 03168L105	SCHEDULE 13D	Page 4 of 11 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,150,947 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,150,947 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,947 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 4,109,589 Class A Shares currently held and (ii) 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares.

**	The calculation assumes that there is a total of 122,736,839 Class A Shares outstanding, which includes (i) the 114,695,481 Class A Shares outstanding as of May 4, 2018, as reported in the Issuer’s Final Prospectus filed with the Commission on May 10, 2018 and (ii) the 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), of Amneal Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 30831 Huntwood Avenue, Hayward, California 94544.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is (i) the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, and (ii) the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation. TPG Holdings I-A, LLC is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the general partner of TPG Improv Holdings, L.P., a Delaware limited partnership (“TPG Improv”), which directly holds 12,328,767 shares of Class B-1 common stock (“Class B-1 Shares” and, together with the Class A Shares, the “Common Stock”) of the Issuer. TPG Holdings III-A, Inc. is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is general partner of TPG PEP GenPar Advisors, L.P. , a Delaware limited partnership, which is the general partner of TPG PEP GenPar Governance, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Public Equity Partners, L.P., a Delaware limited partnership, which directly holds 460,356 Class A Shares, and (ii) TPG Public Equity Partners Master Fund, L.P., a Cayman Islands limited partnership (together with TPG Public Equity Partners, L.P., the “TPEP Funds”), which directly holds 3,649,233 Class A Shares.

Because of the relationship of Group Advisors to TPG Improv and the TPEP Funds, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Pursuant to the Restated Certificate of Incorporation of the Issuer (the “Certificate of Incorporation”), each Class B-1 Share may be converted into one Class A Share at the option of the holder, provided that such conversion would not result in such holder beneficially owning in excess of 9.9% of the Class A Shares outstanding immediately after giving effect to such conversion. The Issuer may convert all Class B-1 Shares into Class A Shares upon the earlier of (i) the first anniversary of the closing of the Transaction (as defined below) and (ii) such time as TPG Improv designates a Director to the Issuer’s Board of Directors. If TPG Improv transfers a Class B-1 Share to someone other than an affiliate of TPG Improv or the Issuer (or an affiliate of the Issuer), the Class B-1 Share automatically converts into one Class A Share.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

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The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to and the description of the Certificate of Incorporation set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Share Purchase Agreement dated as of October 17, 2017 by and among Amneal Holdings, LLC (“Parent”) and the purchasers set forth in Schedule A thereto, as amended by Amendment No. 1 to Share Purchase Agreement dated as of May 3, 2018 (as so amended, the “Purchase Agreement”), on May 4, 2018 TPG Improv acquired an aggregate of 12,328,767 Class B-1 Shares and the TPEP Funds acquired an aggregate of 4,109,589 Class A Shares, in each case at a price per share equal to $18.25 (the “Transaction”).

In the case of each of the purchases by TPG Improv and the TPEP Funds, the purchase price was funded by equity contributions of the limited partners of TPG Improv and the TPEP Funds, respectively.

References to and the description of the Purchase Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

In connection with the Purchase Agreement, TPG Improv entered into a letter agreement dated as of November 21, 2017 with Parent and the Issuer (the “Letter Agreement”), which became effective at the closing of the Transaction and which sets forth various arrangements and restrictions with respect to governance of the Issuer and certain rights with respect to the Class B-1 Shares and Class A Shares owned by TPG Improv and the TPEP Funds.

Pursuant to the terms of the Letter Agreement, for so long as TPG Improv, together with the TPEP Funds, beneficially owns at least 4% of the outstanding shares of Common Stock on an as-converted basis, TPG Improv will have the right to appoint an observer to the Issuer’s Board of Directors and any committee thereof (“Observer”). In addition, from the closing of the Transaction until the first anniversary of the closing date, as long as TPG Improv, together with the TPEP Funds, beneficially owns at least 4% of the outstanding shares of Common Stock on an as-converted basis, TPG Improv may, at its option, elect to appoint a director of the Issuer’s Board of Directors (“Director”), in lieu of its right to appoint an Observer. In the event that TPG Improv, together with the TPEP Funds, at any time beneficially owns less than 4% of the outstanding shares of Common Stock on an as-converted basis for greater than twenty consecutive days, (i) TPG Improv must cause its Observer or Director, as applicable, to offer his or her resignation to Issuer and (ii) TPG Improv’s rights to appoint an Observer or Director, as applicable, shall expire.

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The Letter Agreement also provides TPG Improv and the TPEP Funds with certain customary registration rights.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Letter Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Letter Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 122,736,839 Class A Shares outstanding, which includes (i) the 114,695,481 Class A Shares outstanding as of May 4, 2018, as reported in the Issuer’s Final Prospectus filed with the Commission on May 10, 2018 and (ii) the 8,041,358 Class A Shares issuable upon the conversion of 8,041,358 Class B-1 Shares. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 12,150,947 Class A Shares, which constitutes approximately 9.9% of the outstanding Class A Shares.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Class A Shares during the past 60 days.

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(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Share Purchase Agreement dated as of October 17, 2017 by and among Amneal Holdings, LLC and the purchasers set forth in Schedule A thereto.
  Amendment No. 1 to Share Purchase Agreement dated as of May 3, 2018 by and between TPG Improv Holdings, L.P. and Amneal Holdings, LLC.
  Letter Agreement dated as of November 21, 2017 by and among Amneal Holdings, LLC, Amneal Pharmaceuticals, Inc. and TPG Improv Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).
  Form of Restated Certificate Of Incorporation Amneal Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By:    /s/   Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:    /s/   Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:    /s/   Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Share Purchase Agreement dated as of October 17, 2017 by and among Amneal Holdings, LLC and the purchasers set forth in Schedule A thereto.
  Amendment No. 1 to Share Purchase Agreement dated as of May 3, 2018 by and between TPG Improv Holdings, L.P. and Amneal Holdings, LLC.
  Letter Agreement dated as of November 21, 2017 by and among Amneal Holdings, LLC, Amneal Pharmaceuticals, Inc. and TPG Improv Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).
  Form of Restated Certificate Of Incorporation Amneal Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).

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